

Mail Stop 3561

April 23, 2009

Dale Long
Chief Executive Officer, President and Director
Evcarco, Inc.
7703 Sand Street
Fort Worth, TX 76118

>   **Re: Evcarco, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 9, 2009**
>   **File No. 333-158293**

Dear Mr. Long:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Background and Business Overview, page 5

1. Please revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. The current disclosure here appears to describe your aspirations, rather than the actual state of your company. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, clarify that additional financing will be required before you can commence operations. Please similarly revise the "Our Business" section on page 22.

2. Please revise the second paragraph of this section to disclose your assets along with your revenues and losses. Please also revise the amount of the losses disclosed here and in the Summary Financial Data section on page 7 so that it matches the amount of net losses set forth in the financial statements.

3. Please discuss how you generated revenues of $46,675 as of December 31, 2008. The fact that you have generated revenues appears to conflict with the first sentence of paragraph four of this section with states that you "plan on earning revenues" and your disclosure on the bottom of page 22 which states that most of your products and services are not ready for commercial sale.

Our Business, page 22

4. In addition to revising this section per comment 1 above, please include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan.

5. Additionally, please revise this section to remove all marketing language or provide us with support for those statements. Some examples include:

    *   the "latest" electric vehicles on page 22;
    *   "and eventually the world" on page 22;
    *   Each executive in the company has a "successful track record" on page 23;
    *   "Multiply that by the expanding nationwide dealer network we hope to establish and there is huge revenue potential" on page 23;
    *   Evcarco products are a "unique" combination of technologies on page 23;
    *   These companies were selected because of their "high quality and latest technology" on page 23;
    *   There products will be "desirable" to a wide range of demographics on page 23;
    *   Establishing us in the marketplace as the "innovative leader in high quality" electric new cars on page 23;
    *   Gain an "aggressive edge" above the competition on page 23; and
    *   "yield a substantial profit" on page 24.

6. We note your disclosure on the bottom of page 22 that you anticipate most of your products and services to be available in March or April 2009. Please discuss what these products and services are and provide an update as to their current status and if they are currently available.

7. It is unclear from the disclosure whether you have agreements in place with any automotive dealerships or foreign manufacturers discussed on page 22, any of the manufacturers listed on page 23, the two suppliers of the Hydrogen fuel systems

discussed on page 24 or any other parties. Please clarify in the disclosure if you have agreements with any dealership, manufacturer, supplier or other party. If so, please file those agreements as exhibits to the registration statement. If you do not currently have such agreements in place, please clarify that you do not have any written agreements in place and the timeline for entering into a written agreement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3574.

Regards,

Julie F. Bell
Attorney-Adviser

cc: Bill O'Neal
        The O'Neal Law Firm, P.C.
        Fax: (888) 353-8842